UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019
Commission File Number: 001-35152

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QUARTERHILL INC.

(Translation of registrant’s name into English)

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30 Duke Street
Suite 604
Kitchener, Ontario N2H 3W5
Canada
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Quarterhill Inc. (the “Company”) is filing this Report on Form 6-K solely to furnish to the U.S. Securities and Exchange Commission certain documents that the Company has previously filed with Canadian securities regulators on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and provided to the Company’s shareholders.

EXHIBIT LIST

Exhibit	Description
99.1	June 12, 2019 Meeting - Notice of Meeting
99.2	June 12, 2019 Meeting – Management Information Circular
99.3	June 12, 2019 Meeting – Form of Proxy
99.4	April 18, 2018 Meeting – Notice of Meeting
99.5	April 18, 2018 Meeting – Management Information Circular
99.6	April 18, 2018 Meeting – Form of Proxy
99.7	April 20, 2017 Meeting – Notice of Meeting
99.8	April 20, 2017 Meeting – Management Information Circular
99.9	April 20, 2017 Meeting – Form of Proxy
99.10	April 4, 2016 Meeting – Notice of Meeting
99.11	April 4, 2016 Meeting – Management Information Circular
99.12	April 4, 2016 Meeting – Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTERHILL INC.

Date: October 8, 2019	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker Title: Senior Vice-President & General Counsel